UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: March 31, 2025

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Forms F-3 (No. 333-284302 and 333-265826) and Form S-8 (Nos.333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760 and 333-284301), to the extent not superseded by documents or reports subsequently filed.

Updated UCART Pipeline

The following chart highlights our and our licensees' most advanced product candidates in clinical development.

In particular, this updated chart provides more specificity regarding the type of Phase 2 trials being undertaken by our licensees with respect to ALLO-501A and IOV-4001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

March 31, 2025	By:	/s/ André Choulika
André Choulika
Chief Executive Officer